Exhibit 5.10

5 January 2007

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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To:	Avago Technologies Finance Pte. Ltd. 1 Yishun Avenue 7 Singapore 768923
Dear Sirs
Re:	Avago Technologies Finance Pte. Ltd (the “Company”)
Avago Technologies U.S. Inc. and Avago Technologies Wireless (U.S.A.)
Manufacturing Inc. (together, the “Subsidiary Co-Issuers”)
$500,000,000 10 1/8 % Senior Notes due 2013 (the “Senior Fixed Rate Notes”)
$250,000,000 Senior Floating Rate Notes due 2013 (the “Senior Floating Rate Notes”)
$250,000,000 11 7/8% Senior Subordinated Notes due 2015 (the “Senior Subordinated Notes”)
Registration Statement No. 333-137664 (the “Registration Statement”)
We have acted as English legal advisers to the Company in relation to the exchange offering of the Senior Fixed Rate Notes, the Senior Floating Rate Notes and the Senior Subordinated Notes (together, the “Exchange Notes”) by the Company and the Subsidiary Co-Issuers. We have taken instructions solely from the Company.
1.	INTRODUCTION
1.1	Purpose

This letter is being rendered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the US Securities Act 1933, as amended, in relation to the registration of the Exchange Notes which are guaranteed, as set out in the Indentures referred to below (the “Guarantees”) by, among others, Avago Technologies UK Limited (the “UK Subsidiary”).
1.2	Defined terms and headings
The principal place of business of this partnership is the address set forth above where a list of partners’ names may be inspected. This partnership is regulated by the Law Society. Also listed above are the offices of partnerships affiliated with this partnership.

5 January 2007

In this letter:
1.2.1	capitalised terms used without definition have the meanings assigned to them in the Indentures referred to below unless a contrary indication appears; and

1.2.2	headings are for ease of reference only and shall not affect interpretation.
1.3	Legal review

For the purpose of issuing this letter we have reviewed only the following documents and conducted only the following enquiries and searches:
1.3.1	a search at Companies House in respect of the Subsidiary on 5 January 2007 (the “Search”);

1.3.2	an enquiry by telephone at the Central Index of Winding Up Petitions, London on 5 January 2007 at 11.11 am with respect to the Subsidiary;

1.3.3	a certified copy of the minutes of the board of directors of the UK Subsidiary dated 21 November 2005;

1.3.4	a certified copy of the certificate of incorporation and the memorandum and articles of association of the UK Subsidiary;

1.3.5	the registration rights agreement between the Intitial Purchasers, the Company, the Subsidiary Co-Issuers and the Guarantors dated 21 November 2005;

1.3.6	the senior indenture (including guarantees) among the Company, the Subsidiary Co-Issuers, the Guarantors and the Bank of New York (the “Trustee”) relating to the Senior Subordinated Notes dated 1 December, 2005, the First Supplemental Indenture dated 11 April 2006 and the Second Supplemental Indenture dated 3 January 2007 ( the “Subordinated Indenture”) and

1.3.7	the indenture (including guarantees) among the Company, the Subsidiary Co-Issuers, the Guarantors and the Trustee relating to the Senior Fixed Rate Notes and the Senior Floating Rate Notes dated 1 December 2005 and the Supplemental Indenture thereto dated 11 April, 2006 and the Second Supplemental Indenture dated 3 January 2007 (the “Senior Indenture” and together with the Subordinated Indenture, the “Indentures”).
1.4	Applicable law

This letter and the opinions given in it are governed by, and construed in accordance with, English law and relate only to English law as applied by the English courts as at today’s date. In particular:
1.4.1	we have not investigated the laws of any country other than England and we assume that no foreign law affects any of the opinions stated below;

5 January 2007

1.4.2	we express no opinion in this letter on the laws of any jurisdiction other than England; and

1.4.3	without prejudice to our separate letter concerning the federal laws of the United States and the internal laws of the State of New York, we express no view on the validity of the matters contained in the opinion of the Wong Partnership concerning various matters under the laws of Singapore, and our opinions are subject to those laws and the matters contained in those opinions.
1.5	Assumptions and reservations

The opinions given in this letter are given on the basis of each of the assumptions set out in Schedule 1 (Assumptions) and are subject to each of the reservations set out in Schedule 2 (Reservations) to this letter. The opinions given in this letter are strictly limited to the matters stated in paragraph 2 (Opinions) below and do not extend, and should not be read as extending by implication or otherwise, to any other matters.
2.	OPINIONS

Subject to paragraph 1 (Introduction) and the other matters set out in this letter, it is our opinion that, as at today’s date:
2.1	Corporate existence

The UK Subsidiary was duly incorporated under the laws of England as a company with limited liability and:
2.1.1	the Search revealed no order or resolution for the winding up of the UK Subsidiary and no notice of appointment in respect of the UK Subsidiary of a liquidator, receiver, administrative receiver or administrator; and

2.1.2	the search at the Central Index of Winding Up Petitions, referred to at sub-paragraph 1.3.2 above, indicated that no petition for the winding up of the UK Subsidiary had been presented.
2.2	Corporate Authority

The execution of the Guarantees have been duly authorised by all necessary corporate action on the part of the UK Subsidiary.

2.3	Capacity

The UK Subsidiary has the requisite corporate capacity to enter into the Guarantees and to perform its obligations thereunder.

2.4	No conflicts

The entry into, delivery and performance of its obligations under the Guarantees by the UK Subsidiary does not violate its memorandum and articles of association.

5 January 2007

3.	EXTENT OF OPINIONS

We express no opinion as to any agreement, instrument or other document or as to any liability to tax which may arise or be suffered as a result of or in connection with the Guarantees or the transactions contemplated thereby.

This letter only applies to those facts and circumstances which exist as at today’s date and we assume no obligation or responsibility to update or supplement this letter to reflect any facts or circumstances which may subsequently come to our attention, any changes in laws which may occur after today, or to inform the addressees of any change in circumstances happening after the date of this letter which would alter our opinions.
4.	ADDRESSEES

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of federal securities law. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus contained therein. This letter may not be relied upon by you for any other purpose, or furnished to, or assigned to or relied upon by any other person, firm or entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion.

Yours faithfully

/s/ Latham & Watkins

LATHAM & WATKINS

SCHEDULE 1
Assumptions
The opinions in this letter have been made on the basis of the following assumptions:
1.	Genuine, authentic and complete documents/searches
(a)	The genuineness of all signatures, stamps and seals on all documents, the authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies;

(b)	that, where a document has been examined by us in draft or specimen form, it will be or has been duly executed in the form of that draft or specimen;

(c)	that all documents, forms and notices which should have been delivered to the Companies Registration Office on behalf of, or relating to, the UK Subsidiary have been so delivered and the files of records maintained at the Companies Registration Office concerning the UK Subsidiary, as reproduced for us by our search agents, were complete, accurate and up to date at the time of the Searches, and have not since the time of the Search been altered;

(d)	that the proceedings and resolutions described in the minutes of the meetings of the board of directors of the UK Subsidiary were duly conducted as so described, the persons authorised therein to execute the Guarantees on behalf of the UK Subsidiary (the “Authorised Signatories”) were so appointed and that each of the meetings referred to therein was duly constituted and convened and all constitutional, statutory and other formalities were duly observed (including, if applicable, those relating to the declaration of directors’ interests or the power of interested directors to vote), a quorum was present throughout, the requisite majority of directors voted in favour of approving the resolutions and the resolutions passed thereat were duly adopted, have not been revoked or varied and remain in full force and effect;

(e)	that the proposed issue and sale of the Exchange Notes does not constitute financial assistance for the purposes of section 151 of the Companies Act (Financial assistance generally prohibited); and

(f)	that the persons executing the Guarantees on behalf of the UK Subsidiary were the Authorised Signatories of the UK Subsidiary and that their authority had not been revoked.
2.	Parties
(a)	That the Guarantees constitute the legally valid and binding obligations of each of the parties to it enforceable under all applicable laws.

(b)	To the extent that the obligations of the UK Subsidiary under the Guarantees may be dependent upon such matters, that with respect to any party (other than, to the extent expressly set out in the opinions in this letter in relation to the UK Subsidiary), such party:
(i)	is in compliance, generally, with all applicable laws, rules and regulations to which it is subject, and any judicial or administrative judgments, injunctions or orders binding upon them or their property;

(ii)	is duly qualified to engage in the activities contemplated by all relevant documents and will not be in breach of any of its respective obligations under any document, contract, instrument or agreement as a result of its entry into and performance of its obligations under such documents; and

(iii)	is authorised under all applicable laws of its jurisdiction and domicile (where not England and Wales) to submit to the jurisdiction of the English courts and, where not incorporated or domiciled in England and Wales, has validly submitted to such jurisdiction.
3.	Other documents or arrangements
(a)	That the Guarantees remain accurate, complete and in full force and effect at the date of this letter;

(b)	the absence of fraud or mutual mistake of fact; and

(c)	that the Guarantees have been entered into (i) in the best interests of the parties thereto, having considered the corporate benefit to the UK Subsidiary in favour of the Company; and (ii) in good faith for bona fide commercial reasons and on arm’s length terms by each of the parties to it.
4.	Foreign laws

That there are no provisions of the laws, and there is no public policy, of any jurisdiction outside England which would be contravened by the execution and delivery of, or the performance of the obligations under, the Guarantees and that, insofar as any obligation under, or action to be taken under, the Guarantees is required to be performed or taken in any jurisdiction outside England, the performance of such obligation or taking of such action will not be illegal or unenforceable by virtue of the laws, or contravene any public policy, of that jurisdiction.
5.	Insolvency

That none of the parties to the Guarantees has taken any corporate or other action nor have any steps been taken or legal proceedings been started against any such party for the liquidation, winding up, dissolution, reorganisation or bankruptcy of, or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer of, any such party or all or any of its or their assets (or any analogous proceedings in any jurisdiction) and none of the parties to the Guarantees is unable to pay its debts as they fall due, is insolvent or has been dissolved or declared bankrupt.

SCHEDULE 2
Reservations
The opinions in this letter are subject to the following reservations:

1.	Limitations of Searches

The Search and the enquiry of the Central Index of Winding Up Petitions referred to at sub-paragraphs 1.3.1 and 1.3.2 of the letter are not conclusively capable of revealing whether or not insolvency proceedings have been commenced.

3.	Insolvency

The opinions set out in this letter are subject to:
(a)	any limitations arising from applicable laws relating to insolvency, bankruptcy, administration, reorganisation, liquidation or analogous circumstances; and

(b)	an English court exercising its discretion under section 426 of the Insolvency Act 1986 (co-operation between courts exercising jurisdiction in relation to insolvency) to assist the courts having the corresponding jurisdiction in any part of the United Kingdom or any relevant country or territory.